Exhibit 4.19

Execution Copy

CONFIDENTIAL

FIRST AMENDMENT TO THE LICENCE AND COLLABORATION AGREEMENT

This First Amendment (the “Amendment”) to the License and Collaboration Agreement dated December 21st 2011 (as amended) and made by and between

(1)    AstraZeneca AB (publ), a company incorporated in Sweden under no. 556011-7482 with offices at SE-431 83, Mölndal, Sweden (“AstraZeneca”); and

(2)    Hutchison MediPharma Limited, a company organised under the laws of the People’s Republic of China, having its place of business at Building 4,720 Cailun Road, Zhangjiang Hi-Tech Park, and Shanghai 201203, P.R. China (“Hutchison”).

(the “Agreement”) is made effective as of 1st August 2016 (the “Amendment Effective Date”).

Recitals

WHEREAS, the Parties have entered into the Agreement and have implemented a Development Plan.

WHEREAS, the Parties, via the JSC, agreed in May 2014 that the [**] Indication, as defined in the Agreement, should be changed with immediate effect from [**] to papillary renal cell carcinoma (“PRCC”) and that, as a result of this change, all milestones due and payable to Hutchison under the Agreement in relation to the [**] Indication shall be paid upon achievement of the relevant milestones for PRCC.

WHEREAS, a Phase III Clinical Trial for the Collaboration Product in PRCC (the “PRCC Phase III Clinical Trial”) may be initiated subject to the outcome of the current Phase II PRCC trial and after regulatory consultation.

WHEREAS, in accordance with Section 4.1.1 of the Agreement, the Development Plan may be amended by the JSC  and the Parties now wish to formally amend the Development Plan, including an estimated budget for the PRCC Phase III Clinical Trial (such budget, the “PRCC PIII Budget”) as shown in Appendix 1 such that Hutchison [**] funds the PRCC Phase III Clinical Trial costs together with those Translational Research Activities costs directly related to the PRCC Phase III Clinical Trial up to a maximum amount of $50,000,000.

WHEREAS, the Parties wish to memorialize in this Amendment their previous agreement to change the identity of the [**] Indication under this Agreement.

WHEREAS, in consideration of Hutchison increasing its funding obligations with respect to the PRCC Phase III Clinical Trial, AstraZeneca and Hutchison have agreed to (a) amend, modify and restate certain terms and conditions of the Agreement as hereinafter set out, including an increase in certain royalty rates under the Agreement to acknowledge the additional value created for the Collaboration Compound/Product in the [**] Indication following the PRCC Phase III Clinical Trial (as defined below) and (b) to provide for other arrangements between the Parties outside the scope of the Agreement, including (i)  [**]

and (ii) AstraZeneca and Hutchison agreeing to negotiate in good faith commercially reasonable terms under a separate agreement with regards to [**]

Agreement

NOW, THEREFORE, in consideration of the mutual covenants contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1      Definitions

Any capitalized term not separately defined in this Amendment shall have the meaning ascribed to it in the Agreement.

2      Modifications to the Agreement

2.1   Section 1.92 of the Agreement – the definition of “[**] Indication” shall be deleted and replaced by the following, such revision to be deemed effective as of May 23rd, 2014:

1.92 “[**] Indication” means papillary renal cell carcinoma (“PRCC”), as more particularly defined in the Development Plan.

2.2   Section 3.3.1 of the Agreement – [**] shall be deleted and replaced by the following:

3.3.1 [**]

2.3   Section 3.3.3 of the Agreement [**] shall be deleted and replaced by the following:

3.3.3.  [**]

2.4   Section 5.3.2 of the Agreement - Rest of World Royalty shall be deleted and replaced with the following:

5.3.2 (i) Rest of World Royalty.  During the applicable Royalty Period, subject to Section 5.3.2 (ii)   (iii), (iv) and (v), AstraZeneca shall pay to Hutchison, [**] basis, royalties at a rate equal to (i) the rates outlined below (“Base ROW Royalty”) plus (ii) to the extent set forth below, [**] of Net Sales in each Calendar Year (or portion thereof) of such Collaboration Product in the Field in the ROW Territory (“Additional ROW Royalties”):

(a)   [**] of Net Sales in each Calendar Year (or portion thereof) for the portion of annual aggregate Net Sales of such Collaboration Product in the Field in the ROW Territory below or equal to [**] plus

(b)   [**] of Net Sales in each Calendar Year (or portion thereof) for the portion of annual aggregate Net Sales of such Collaboration Product in the Field in the ROW Territory greater than [**] and less than or equal to [**]; plus

(c)   [**] of Net Sales in each Calendar Year (or portion thereof) for the portion of annual aggregate Net Sales of such Collaboration Product in the Field in the ROW Territory greater than [**].

The above annual royalty rates and tiers shall start anew at the respective tiers at the start of every Calendar Year during the applicable Royalty Period until [**] (“Additional ROW Royalties First Cut off Date”) further to which the Additional ROW Royalties will descend to [**] of Net Sales [**] (the “Additional ROW Royalties Second Cut off date”). After this the Additional ROW Royalties will be [**] of Net Sales.

By way of example, [**]

5.3.2 (ii) For clarity, in the event that the PRCC Phase III Costs are less than $50,000,000, then provided that (a) Hutchison has paid all the PRCC Phase III Costs and (b) no Additional PRCC Registrational Trials Funding is required, then the Additional ROW Royalties will continue to be paid and Hutchison shall have no obligation to provide further funding.

5.3.2 (iii) To the extent the PRCC Phase III Costs exceed $50,000,000, then Hutchison may at its sole discretion elect to provide the further funding required to complete the PRCC Phase III Clinical Trial (“Additional PRCC PIII Funding”):

a.    If Hutchison elects to provide the Additional PRCC PIII Funding, then the Additional ROW Royalties will be paid upon [**].

b.    If Hutchison elects not to provide the Additional PRCC PIII Funding or elects to only pay a portion of the Additional PRCC PIII Funding, then AstraZeneca may at its sole discretion provide the Additional PRCC PIII Funding or, as applicable, the portion not paid by Hutchison. In the event that AstraZeneca provides all or a portion of the Additional PRCC PIII Funding, then the Additional ROW Royalties will be revised (“Revised Additional ROW Royalties”) proportionately on the basis set out in Section 5.3.2 (v) and will be paid upon [**].

5.3.2(iv) In the event the PRCC Phase III Clinical Trial does not meet its key endpoints or there is not Regulatory Approval of the Collaboration Product for commercialization in a Major Market, then the following general principles shall apply:

1.    If Development of the Collaboration Product for the PRCC indication is abandoned or stopped, no Additional ROW Royalties will be payable.  Notwithstanding the foregoing, the Parties will negotiate in good faith the value of any data generated through Hutchison having funded the PRCC Phase III Clinical Trial which is then subsequently used by AstraZeneca or its Sublicensees for Development of the Collaboration Product in any other indication (other than PRCC) and to what extent this would justify paying Hutchison reduced Additional ROW Royalties.

2.    To the extent that (a) the PRCC Phase III Clinical Trial does not meet its key end points and (b) further trials are required to secure a Regulatory Approval for commercialization of the Collaboration Product in the PRCC indication in the first Major Market (“Additional PRCC Registrational Trials”) and (c) Hutchison and/or AstraZeneca elects to provide such funding, the Revised Additional ROW Royalties will be revised proportionately on the basis set out in Section 5.3.2(v).

5.3.2 (v)  [**]

Revised Additional ROW Royalties = [**]

[**]

(d) For clarity, (i) in no event shall AstraZeneca pay to Hutchison, on a country-by-country and Collaboration Product-by-Collaboration Product basis, royalties on Net Sales which are less than Base ROW Royalty and (ii) in the event the PRCC Phase III Costs are greater than Fifty Million Dollars ($50,000,000), Hutchison shall have no obligation to pay any amounts or costs for the PRCC Phase III Clinical Trial in excess of the PRCC Costs Cap.

2.5   In Section 5.7.1 of the Agreement the following definitions shall be added:

(i)   “PRCC Translational Costs” shall mean the Translational Costs which are [**].

(j)   “PRCC Phase III Costs” shall mean the actual amount of the costs for the PRCC Phase III Clinical Trial (such estimated costs shown in the PRCC PIII Budget in Schedule 1.32 Development Plan and Development Budget), such amount subject to audit by Hutchison and reconciliation pursuant to Sections 5.8.7 through 5.8.9 mutatis mutandis.  PRCC Phase III Costs shall include PRCC Translational Costs.

2.6   In Section 5.7.1 (h) of the Agreement the definition “Translational Cost Cap” shall be deleted and replaced with the following:

(h)   “Translational Costs Cap” means with respect to amounts owed by Hutchison in respect of the Global Translational Costs and the China Translational Costs pursuant to Section 5.7.3 an aggregate amount equal to [**].

2.7   Section 5.7.2(b) – Allocation of Development Costs shall be deleted and replaced with the following:

(b)   AstraZeneca shall be responsible for paying [**] of all Development Costs other than Shared Development Costs; provided that, notwithstanding the foregoing, Hutchison shall be responsible for all PRCC Phase III Costs up to a maximum of Fifty Million Dollars ($50,000,000) (“PRCC Costs Cap”).

2.8   Section 5.7.3(a) – Allocation of Translational Costs shall be deleted and replaced with the following:

(a)   Subject to Section 5.7.3(c) and Section 5.7.2(b), Hutchison shall be responsible for paying [**] of Global Translational Costs, and AstraZeneca shall be responsible for paying [**] of Global Translational Costs.

2.9   Section 12.12 of the Agreement shall be deleted and replaced with the following:

12.12 Publicity.   Notwithstanding Section 6.1.6, it is understood that the Parties shall issue a press release announcing the execution of this Agreement in substantially the form attached hereto in Schedule 12.12.  The Parties may also jointly or separately issue further press releases, public announcements, or other public disclosures regarding the Agreement or its subject matter or any amendment, provided that (i) at the minimum 15 days ahead of the issuance of a potential press release or other public disclosure, the Party wishing to issue such press release or other disclosure consults with the other Party reasonably and in good faith with respect to the text and timing of any such subsequent press releases or other public disclosure relating to the Agreement or its subject matter including any amendments thereto and (ii) the other Party has given its consent to such release, such consent not be unreasonably withheld.  Notwithstanding the foregoing, either Party may issue such press releases or other public disclosure as it determines provided that such release is, based on the advice of counsel, and is reasonably necessary to comply with the applicable laws or regulations or for appropriate market disclosure in such country or which are consistent with information disclosed in prior releases properly made hereunder provided that such information remains accurate as of such time and provided the frequency and form of such disclosure are reasonable.

2.10 Schedule 1.32 of the Agreement headed Development Plan and Development Budget shall be deleted and replaced with Schedule 1.32 - Development Plan and Development Budget attached as Appendix 1 to this Amendment.

3      Communications Plan and Press Releases A Communication Plan and Press Releases in respect of this Amendment are attached as Appendix 2 and have been agreed upon by the Parties.

4      Counterparts

This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall together be deemed to constitute one agreement.  The Parties agree that execution of this Amendment by industry standard electronic signature software or by exchanging PDF signatures shall have the same legal force and effect as the exchange of original signatures, and that in any proceeding arising under or relating to this Amendment, each Party hereby waives any right to raise any defense or waiver based upon execution of this Amendment by means of such electronic signatures or maintenance of the executed Amendment electronically.

5      Entire Agreement

This Amendment, together with the Agreement, as amended, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement.  The Agreement together with this Amendment supersedes all prior agreements, whether written or oral, with respect to the subject matter of the Agreement, as amended. The Parties hereby agree that subject to the modifications specifically stated in this Amendment, all terms and conditions of the Agreement, as amended, shall remain in full force and effect.

6.     Governing Law, Jurisdiction and Dispute Resolution

It is hereby agreed by the Parties that the Sections 12.1.1 to 12.1.3 (inclusive) of the Agreement shall apply to this Amendment mutatis mutandis.

Each Party is signing this Amendment on the date stated below that Party's signature.

AstraZeneca AB (publ)		Hutchison MediPharma Limited

By:	/s/ Yvonne Bertlin	By:	/s/ CHRISTIAN HOGG
Name:	Yvonne Bertlin	Name:	CHRISTIAN HOGG
Title:	Tax Director	Title:	DIRECTOR
Date:	29th July 2016	Date:	1 August 2016

APPENDIX 1

Schedule 1.32

Development Plan and Development Budget

Savolitinib Development Plan

[**]

Development Program (current planning assumptions)

[**]

[**]

[**]

APPENDIX 2 – Agreed Press Releases